亞洲水泥股份有限公司 說明

ASIA CEMENT CORPORATION



31ST FLOOR, TAIPEI METRO TOWER,　207, TUN HWA SOUTH
ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP　CABLE: ASIACEMENT TAIPEI
FAX NO: (02) 3780576　TEL: (02) 7338000

RULE 12G3-2(B) EXEMPTION　NO: 82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATI
FINANCE ROOM 3094
450 FIFTH STREET, N.W.
WASHINGTON, DC 206.



02055458

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX: 002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX: 8732-2299
TEL: 8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX: 002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK

台北市豔場路1號5樓
TAIPEI, TAIWAN, R.O.C
FAX: 2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX: 44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

OCT 11, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of September 2002.

2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of September 2002.

Yours faithfully,

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2002.

UNIT:NT$(THOUSAND)

ITEM		MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES		Sep.	757,678	535,588	222,090	41.47%
AMOUNT		Jan. TO Sep.	7,423,659	6,871,564	552,095	8.03%
NET SALES		Sep.	889,516	640,155	249,361	38.95%
AMOUNT		Jan. TO Sep.	8,193,145	7,067,142	1,126,003	15.93%
GUARANTEES OF NOTES		Sep.	6,424,639	9,160,811	-2,736,172	-29.87%
GUARANTEES OF NOTES(SUBSIDIARIES)		Sep.	4,270,235	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS   0   THOUSAND AND OF LAST MONTH IS   0   THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,926,672THOUSAND.